November 27, 2024

Confidential

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ELC Group Holdings Ltd.
Confidential Submission of the Draft Registration Statement on Form F-1

Dear Sir/Madam,

On behalf of our client, ELC Group Holdings Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit herewith a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering (the “Offering”) in the United States of the Company’s ordinary shares via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”). The Company confirms that it is an “emerging growth company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.

Financial Statements

The Company has included in this submission its audited consolidated financial statements as of June 30, 2023 and 2024 and for each of the years in two-year period ended June 30, 2024. Prior to the first public filing of the Draft Registration Statement, the Company will amend it to include interim financial statements as required under Item 8 of Form 20-F.

On behalf of the Company, we appreciate your attention to this matter. If you have any questions regarding the Draft Registration Statement or wish to discuss any matters with respect to the confidential submission, please contact the undersigned by phone at +852.3551.8688 or via e-mail at louise.liu@morganlewis.com.

Very truly yours

By:	/s/ Louise L. Liu
Louise L. Liu
Partner

cc:

Leann Koh Bee Khee, Director and Chief Executive Officer, ELC Group Holdings Ltd.

Mitchell S. Nussbaum, Esq., Loeb & Loeb LLP

Angela Dowd, Esq., Loeb & Loeb LLP

Lili Taheri, Esq., Loeb & Loeb LLP

Julia Aryeh, Esq., Loeb & Loeb LLP

Partners:
Edwin Luk, June Chan, Connie Cheung, Keith Cheung*#,
William Ho, David Liao, Charles Mo, Billy Wong, and Yan Zeng

Registered Foreign Lawyers:
Eli Gao (New York), Maurice Hoo (California),
Alice Huang (California), Mathew Lewis (New York),
Louise Liu (New York), Vivien Yu (New South Wales),
and Ning Zhang (New York)	19th Floor,Edinburgh Tower,
The Landmark
*China-Appointed Attesting Officer	15 Queen’s Road Central	+852.3551.8500
#Notary Public of Hong Kong	Hong Kong	+852.3006.4346